United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


For the month of September 2002


                              Copamex, S.A. de C.V.
                 (Translation of Registrant's name into English)



                              Montes Apalaches 101
                      Residencial San AugustIn, C.P. 66260
                       San Pedro Garza GarcIa, N.L. MExico
                          (Address of principal office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X  Form 40-F
          ---           ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No  X
   ---   ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .]
                                      ---

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:   3      Year 2002
COPAMEX, S.A. DE C.V.

                                                     CONSOLIDATED BALANCE SHEETS
                                                  AS OF SEPTEMBER 30, 2002 AND 2001
                                                        (Thousands of Pesos)

                                                                                                      Final Printing
--------- ---------------------------------------------------------------------------------------------------------------
  REF                                                                            2002                     2001
                                                                        -------------------------------------------------
   S                                                                        Amount          %         Amount        %

-------------------------------------------------------------------------------------------------------------------------

   1      TOTAL ASSETS                                                       12,707,023      100      12,842,293     100

   2      CURRENT ASSETS                                                      3,054,208       24       3,219,965      25
   3      CASH AND CASH EQUIVALENTS                                              81,976        1         130,551       1
   4      TRADE RECEIVABLES, NET                                              1,415,403       11       1,668,815      13
   5      OTHER ACCOUNTS RECEIVABLE                                             377,550        3         308,635       2
   6      INVENTORIES                                                         1,036,332        8         996,317       8
   7      OTHER CURRENT ASSETS                                                  142,947        1         115,647       1
   8      LONG-TERM ASSETS                                                       59,429        0         119,248       1
   9      ACCOUNTS RECEIVABLE, NET                                                    0        0               0       0
   10     INVESTMENTS IN ASSOCIATED COMPANIES                                    59,429        0         119,248       1
   11     OTHER                                                                       0        0               0       0
   12     PROPERTY, PLANT AND EQUIPMENT, NET                                  8,795,076       69       8,786,321      68
   13     PROPERTY                                                            2,271,259       18       2,159,579      17
   14     MACHINERY AND EQUIPMENT                                            13,239,468      104      13,158,905     102
   15     OTHER EQUIPMENT                                                       444,312        3         436,002       3
   16     ACCUMULATED DEPRECIATION                                           (7,560,567)     (59)     (7,140,876)    (56)
   17     CONSTRUCTION IN PROGRESS                                              400,604        3         172,711       1
   18     DEFERRED ASSETS, NET                                                  798,310        6         716,759       6
   19     OTHER ASSETS                                                                0        0               0       0

   20     TOTAL LIABILITIES                                                   9,002,759      100       8,610,677     100

   21     CURRENT LIABILITIES                                                 2,898,185       32       3,921,811      46
   22     SUPPLIERS                                                           1,031,291       11         848,045      10
   23     BANK DEBT, NET                                                      1,158,383       13       2,619,262      30
   24     DEBT OFFERINGS, NET                                                         0        0               0       0
   25     TAXES                                                                  47,208        1          21,731       0
   26     OTHER CURRENT LIABILITIES                                             661,303        7         432,773       5
   27     LONG-TERM DEBT                                                      4,120,912       46       2,722,514      32
   28     BANK DEBT                                                           1,297,228       14         925,208      11
   29     DEBT OFFERINGS                                                      2,823,684       31       1,797,306      21
   30     OTHER DEBT                                                                  0        0               0       0
   31     DEFERRED LIABILITIES                                                1,887,592       21       1,878,929      22
   32     OTHER LIABILITIES                                                      96,070        1          87,423       1

   33     TOTAL STOCKHOLDERS' EQUITY                                          3,704,264      100       4,231,616

   34     MINORITY INTEREST                                                     194,053        5         237,273       6
   35     MAJORITY STOCKHOLDERS' EQUITY                                       3,510,211       95       3,994,343      94
   36     CAPITAL CONTRIBUTION                                                5,018,321      135       5,018,321     119
   37     PAID-IN CAPITAL, NOMINAL                                            2,852,275       77       2,851,972      67
   38     RESTATEMENT OF PAID-IN CAPITAL                                      2,159,468       58       2,159,771      51
   39     ADDITIONAL PAID-IN CAPITAL                                              6,578        0           6,578       0
   40     CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                  0        0               0       0
   41     CAPITAL DECREASE                                                   (1,508,110)     (41)     (1,023,978)    (24)
   42     RETAINED EARNINGS AND CAPITAL RESERVE                               1,552,937       42       1,612,665      38
   43     SHARE REPURCHASE FUND                                                       0        0               0       0
   44     DEFICIT FROM RESTATEMENT OF STOCKHOLDERS' EQUITY                   (2,687,054)     (73)     (2,606,852)    (62)

   45     NET LOSS                                                             (373,993)     (10)        (29,791)     (1)
-------------------------------------------------------------------------------------------------------------------------




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:   3      Year 2002
COPAMEX, S.A. DE C.V.

                                                     CONSOLIDATED BALANCE SHEETS
                                                  AS OF SEPTEMBER 30, 2002 AND 2001
                                                    EXPLANATION OF CERTAIN ITEMS
                                                         (Thousands of Pesos)

                                                                                                         Final Printing
-------------------------------------------------------------------------------------------------------------------------------
  REF                                                                           2002                          2001

                                                                     ----------------------------------------------------------
   S                                                                             Amount       %          Amount         %

-------------------------------------------------------------------------------------------------------------------------------

   3      CASH AND CASH EQUIVALENTS                                              81,976      100         130,551      100
   46     CASH                                                                   13,128       16          16,606       13
   47     CASH EQUIVALENTS                                                       68,848       84       113,94587       87

   18     DEFERRED ASSETS, NET                                                  798,310      100     716,759 100      100
   48     AMORTIZED OR REDEEMED                                                 663,515       83         634,912       89
   49     GOODWILL                                                              134,795       17          81,847       11
   50     DEFERRED TAXES                                                              0        0               0        0
   51     OTHER                                                                       0        0               0        0

   21     CURRENT LIABILITIES                                                 2,898,185      100       3,921,811      100
   52     FOREIGN CURRENCY                                                    1,860,819       64       3,315,144       85
   53     MEXICAN PESOS                                                       1,037,366       36         606,667       15

   24     DEBT OFFERINGS                                                              0      100               0      100
   54     COMMERCIAL PAPER, CURRENT PORTION                                                    0                        0
   55     EXCHANGE CERTIFICATES, CURRENT PORTION                                               0                        0
   56     BONDS, CURRENT PORTION                                                               0                        0

   26     OTHER CURRENT LIABILITIES                                             661,303      100         432,773      100
   57     OTHER CURRENT LIABILITIES WITH                                              0        0               0        0
   58     OTHER CURRENT LIABILITIES WITHOUT                                     661,303      100         432,773      100

   27     LONG-TERM DEBT                                                      4,120,912      100       2,722,514      100
   59     FOREIGN CURRENCY                                                    3,120,912       76       2,722,514      100
   60     MEXICAN PESOS                                                       1,000,000       24               0        0

   29     DEBT OFFERINGS                                                      2,823,684      100       1,797,306      100
   61     BONDS, EXCLUDING CURRENT PORTION                                    2,823,684      100       1,797,306      100
   62     EXCHANGE CERTIFICATES, EXCLUDING CURRENT PORTION                            0        0               0        0

   30     OTHER DEBTS                                                                 0      100               0      100

   31     DEFERRED LIABILITIES                                                1,887,592      100       1,878,929      100
   65     TRADE PAYABLES                                                              0        0               0        0
   66     DEFERRED TAXES                                                      1,887,592      100       1,878,929      100
   67     OTHER                                                                       0        0               0        0

   32     OTHER LIABILITIES                                                      96,070      100          87,423      100
   68     LABOR OBLIGATIONS                                                      96,070      100          87,423      100
   69     OTHER                                                                       0        0               0        0

   44     DEFICIT FROM RESTATEMENT OF STOCKHOLDERS' EQUITY                   (2,687,054)     100      (2,606,852)     100
   70     DEFICIT FROM HOLDING MONETARY ASSETS                                        0        0               0        0
   71     DEFICIT FROM HOLDING NON-MONETARY ASSETS                           (2,687,054)    (100)     (2,606,852)    (100)
-------------------------------------------------------------------------------------------------------------------------------




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:    3     Year 2002
COPAMEX, S.A. DE C.V.

                                                     CONSOLIDATED BALANCE SHEETS
                                                  AS OF SEPTEMBER 30, 2002 AND 2001
                                                             OTHER ITEMS


                                                                                                         Final Printing
-------------------------------------------------------------------------------------------------------------------------------
  REF                                                                           2002                          2001

                                                                     ----------------------------------------------------------
   S                                                                             Amount                        Amount
-------------------------------------------------------------------------------------------------------------------------------

72        WORKING CAPITAL (*)                                                   156,023                      (701,846)
73        PENSION FUND AND SENIORITY PREMIUM (*)                                 96,070                        87,422
74        EXECUTIVES                                                                 21                            21
75        MANAGEMENT                                                              2,917                         2,790
76        LABOR                                                                   3,871                         3,754
77        OUTSTANDING SHARES                                                 28,522,751                    28,519,720
78        REPURCHASED SHARES                                                          0                             0
-------------------------------------------------------------------------------------------------------------------------------

(*) IN THOUSANDS OF PESOS.





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:    3     Year 2002
COPAMEX, S.A. DE C.V.

                                                  CONSOLIDATED STATEMENTS OF INCOME
                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                                        (Thousands of Pesos)

                                                                                                           Final Printing
-------------------------------------------------------------------------------------------------------------------------------
  REF                                                                           2002                          2001

                                                                     ----------------------------------------------------------
   R                                                                            Amount        %          Amount        %

-------------------------------------------------------------------------------------------------------------------------------

   1      NET SALES                                                           5,747,300      100       5,845,570      100
   2      COST OF SALES                                                      (3,746,561)     (65)      3,735,713)     (64)
   3      GROSS INCOME                                                        2,000,739       35       2,109,857       36
   4      SELLING AND ADMINISTRATIVE EXPENSES                                (1,389,404)     (24)     (1,350,601)     (23)
   5      OPERATING INCOME                                                      611,335       11         759,256       13
   6      COMPREHENSIVE FINANCING COST                                         (823,989)     (14)       (198,555)      (3)
   7      INCOME (LOSS) AFTER COMPREHENSIVE FINANCING COST                     (212,654)      (4)        560,701       10
   8      LOSS FROM OTHER FINANCIAL OPERATIONS                                 (122,069)      (2)       (617,961)     (11)
   9      LOSS BEFORE TAXES AND EMPLOYEE PROFIT SHARING                        (334,723)      (6)        (57,260)      (1)
   10     RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING                          44,277        1          95,065       (2)
   11     INCOME (LOSS) AFTER TAXES AND EMPLOYEE PROFIT SHARI NG               (290,446)      (5)         37,805        1
   12     LOSS FROM EQUITY OF ASSOCIATED COMPANIES                              (24,162)       0          (2,191)       0
   13     INCOME (LOSS) FROM OPERATIONS                                        (314,608)      (5)         35,614        1
   14     INCOME FROM DISCONTINUED OPERATIONS                                         0        0               0        0
   15     NET LOSS BEFORE EXTRAORDINARY ITEMS                                  (314,608)      (5)         35,614        1
   16     EXTRAORDINARY ITEMS                                                         0        0               0        0
   17     NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                              0        0               0        0
   18     INCOME (LOSS) BEFORE MINORITY INTEREST                               (314,608)      (5)         35,614        1
   19     MINORITY INTEREST                                                     (59,385)      (1)        (65,405)       1
   20     NET LOSS                                                             (373,993)      (7)        (29,791)      (1)
-------------------------------------------------------------------------------------------------------------------------------




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:  3 Year  2002
COPAMEX, S.A. DE C.V.

                                                  CONSOLIDATED STATEMENTS OF INCOME
                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                                    EXPLANATION OF CERTAIN ITEMS
                                                        (Thousands of Pesos)

                                                                                                          Final Printing
-------------------------------------------------------------------------------------------------------------------------------
  REF                                                                           2002                          2001

                                                                     ----------------------------------------------------------
   R                                                                            Amount        %          Amount         %

-------------------------------------------------------------------------------------------------------------------------------
1         NET SALES                                                           5,747,300      100       5,845,570      100
21        DOMESTIC                                                            5,494,619       96       5,654,003       97
22        FOREIGN                                                               252,681        4         191,567        3
23        NET SALES IN THOUSANDS OF DOLLARS                                      26,494        -          19,554        -

6         COMPREHENSIVE FINANCING COST                                         (823,989)     100        (198,555)     100
24        INTEREST EXPENSE                                                     (402,592)      49        (464,662)     234
25        EXCHANGE LOSS                                                        (754,087)      92        (343,359)     173
26        INTEREST INCOME                                                        40,455       (5)         31,132      (16)
27        EXCHANGE GAIN                                                         188,418      (23)        410,598     (207)
28        MONETARY GAIN                                                         103,817      (13)        167,736      (84)

8         LOSS FROM OTHER FINANCIAL OPERATIONS                                 (122,069)     100        (617,961)     100
29        OTHER NET EXPENSES                                                   (122,069)     100        (617,961)     100
30        PROFIT ON (LOSS FROM) SALE OF SHARES                                        0        0               0        0
31        PROFIT ON (LOSS FROM) SALE OF CASH EQUIVALENTS                              0        0               0        0

10        RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING                          44,277      100          95,065      100
32        INCOME TAX                                                            (54,950)    (124)        (46,301)     (49)
33        DEFERRED INCOME TAX                                                   107,219      242         147,199      155
34        EMPLOYEE PROFIT SHARING                                                (7,992)     (18)         (5,833)      (6)
35        DEFERRED EMPLOYEE PROFIT SHARING                                            0        0               0        0
-------------------------------------------------------------------------------------------------------------------------------




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:  3 Year  2002
COPAMEX, S.A. DE C.V.

                                                  CONSOLIDATED STATEMENTS OF INCOME
                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                                             OTHER ITEMS
                                                        (Thousands of Pesos)

                                                                                                          Final Printing
--------- ---------------------------------------------------------------------------------------------------------------------
  REF                                                                           2002                          2001
                                                                               Amount                        Amount
   R
-------------------------------------------------------------------------------------------------------------------------------

36        TOTAL SALES (**)                                                    7,294,865                     7,374,979
37        NET INCOME FOR THE YEAR                                                     0                             0
38        NET SALES (**)                                                      7,811,839                     7,863,093
39        OPERATING INCOME (**)                                                 808,698                       918,685
40        NET LOSS BEFORE MINORITY INTEREST (**)                               (403,840)                     (158,021)
41        NET LOSS (**)                                                        (304,497)                     (104,459)
-------------------------------------------------------------------------------------------------------------------------------

(**) FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001.





                                                        MEXICAN STOCK EXCHANGE
                                                              SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:  3 Year  2002
COPAMEX, S.A. DE C.V.

                                        CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                        FOR THE NINE MONTHS ENDED SEPTEMBER, 3 OF 2002 AND 2001
                                                         (Thousands of Pesos)

                                                                                                             Final Printing
-------------------------------------------------------------------------------------------------------------------------------
  REF                                                                                     2002                    2001

                                                                                 ----------------------------------------------
   R                                                                                     Amount                  Amount

-------------------------------------------------------------------------------------------------------------------------------

1         INCOME (LOSS) BEFORE MINORITY INTEREST                                        (314,608)                35,614
2         ITEMS NOT REQUIRING THE USE OF CASH                                            218,601                660,398
3         CASH FLOW FROM NET INCOME                                                      (96,007)               696,012
4         CHANGES IN WORKING CAPITAL                                                     214,389                   (887)
5         CASH PROVIDED BY OPERATING ACTIVITIES                                          118,382                695,125
6         CASH PROVIDED BY (USED IN) EXTERNAL FINANCING                                  256,450               (232,914)
7         CASH PROVIDED (USED IN) INTERNAL FINANCING                                    (110,543)               (18,056)
8         CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                145,907               (250,970)
9         CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                               (408,141)              (351,439)
10        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (143,852)                92,716
11        CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                       225,828                 37,835
12        CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                              81,976                130,551
-------------------------------------------------------------------------------------------------------------------------------




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:  3 Year  2002
COPAMEX, S.A. DE C.V.

                                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                                    EXPLANATION OF CERTAIN ITEMS
                                                        (Thousands of Pesos)
                                                                                                              Final Printing
-------------------------------------------------------------------------------------------------------------------------------
  REF                                                                                     2002                    2001

                                                                                -----------------------------------------------
   R                                                                                     Amount                  Amount

-------------------------------------------------------------------------------------------------------------------------------

2         ITEMS NOT REQUIRING USE OF CASH                                                218,601               660,398
13        DEPRECIATION AND AMORTIZATION                                                  311,841               314,431
14        NET INCREASE IN PENSIONS AND SENIORITY PREMIUMS                                  9,782                10,826
15        NET LOSS (PROFIT) IN CURRENCY EXCHANGE                                               0                     0
16        RESTATEMENT OF ASSETS AND LIABILITIES                                                0                     0
17        OTHER ITEMS                                                                  (103,022)               335,141

4         CHANGES IN WORKING CAPITAL                                                     214,389                  (887)
18        INCREASE IN ACCOUNTS RECEIVABLE                                                 93,319               151,234
19        DECREASE IN INVENTORIES                                                       (106,924)              (85,757)
20        INCREASE IN OTHER RECEIVABLES                                                  134,730               123,002
21        (INCREASE) DECREASE IN LIABILITIES TO SUPPLIERS                                 54,407               (33,782)
22        (INCREASE) DECREASE IN OTHER LIABILITIES                                        38,857              (155,584)

6         CASH PROVIDED BY (USED IN) EXTERNAL FINANCING                                  256,450              (232,914)
23        PROCEEDS FROM SHORT-TERM BANK AND CAPITAL MARKET FINANCING                           0               379,518
24        PROCEEDS FROM LONG-TERM BANK AND CAPITAL MARKET FINANCING                    2,170,684                     0
25        DIVIDENDS                                                                            0                     0
26        OTHER FINANCINGS                                                                     0                     0
27        PAYMENT OF BANK FINANCING                                                   (1,874,246)             (577,667)
28        PAYMENT OF CAPITAL MARKET FINANCING                                                  0               (80,650)
29        PAYMENT OF OTHER FINANCING                                                     (39,988)               45,885

7         CASH PROVIDED BY (USED IN) INTERNAL FINANCING                                 (110,543)              (18,056)
30        INCREASE (DECREASE) IN PAID-IN CAPITAL                                               0                     0
31        DIVIDENDS PAID                                                                       0                     0
32        ADDITIONAL PAID-IN CAPITAL                                                           0                     0
33        CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                    (110,543)              (18,056)

9         CASH PROVIDED BY (USED IN) IN INVESTING ACTIVITIES                            (408,141)             (351,439)
34        PERMANENT INCREASE (DECREASE) IN STOCK PRICE                                    12,444              (157,270)
35        CAPITAL EXPENDITURES                                                          (373,023)             (169,775)
36        INCREASE IN CONSTRUCTION IN PROGRESS                                                 0                     0
37        SALE OF OTHER PERMANENT INVESTMENTS                                                  0                     0
38        SALE OF FIXED ASSETS                                                                 0                     0
39        OTHER INVESTMENTS                                                              (47,562)              (24,394)
-------------------------------------------------------------------------------------------------------------------------------




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:  3 Year  2002
COPAMEX, S.A. DE C.V.

                                                         CONSOLIDATED RATIOS

                                   As Of And For The Nine Months Ended September 30, 2002 And 2000

                                                                                                                Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
  REF                                                                                    2002                       2001

   P
-----------------------------------------------------------------------------------------------------------------------------------

          YIELD
1         NET INCOME TO NET SALES                                                        (5.47)%                       0.61%
2         NET INCOME TO STOCKHOLDERS' EQUITY (**)                                       (11.50)%                      (3.96)%
3         NET INCOME TO TOTAL ASSETS (**)                                                (2.40)%                      (0.81)%
4         CASH DIVIDENDS TO PREVIOUS YEAR'S NET INCOME                                    0.00%                        0.00%
5         INCOME DUE TO MONETARY POSITION TO NET INCOME                                 (33.00)%                     470.98%

          ACTIVITY
6         NET SALES TO NET ASSETS (**)                                                    0.61x                        0.61x
7         NET SALES TO FIXED ASSETS (**)                                                  0.89x                        0.89x
8         INVENTORY ROTATION (**)                                                         4.92x                        5.14x
9         ACCOUNTS RECEIVABLE IN DAYS OF SALES                                              58 days                      67 days
10        INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)                              10.26%                       11.88%

          LEVERAGE
11        TOTAL LIABILITIES TO TOTAL ASSETS                                              70.85%                       67.05%
12        TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                       2.43x                        2.03x
13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                              55.34%                       70.12%
14        LONG-TERM LIABILITIES TO FIXED ASSETS                                          46.85x                       30.99x
15        OPERATING INCOME TO INTEREST PAID                                               1.52x                        1.63x
16        NET SALES TO TOTAL LIABILITIES (**)                                             0.87x                        0.91x

          LIQUIDITY
17        CURRENT ASSETS TO CURRENT LIABILITIES                                           1.05x                        0.82x
18        CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES                          0.70x                        0.57x
19        CURRENTS ASSETS TO TOTAL LIABILITIES                                            0.34x                        0.37x
20        AVAILABLE ASSETS TO CURRENT LIABILITIES                                         2.83%                        3.33%


          CASH FLOW
21        CASH FLOW FROM NET INCOME TO NET SALES                                         (1.67)%                      11.91%
22        CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES                          3.73 %                      (0.02)%
23        CASH PROVIDED BY (USED IN) IN OPERATING ACTIVITIES TO INTEREST                  0.29x                        1.50x
          EXPENSE
24        CASH PROVIDED BY (USED IN) EXTERNAL FINANCING TO CASH PROVIDED                175.76 %                      92.81%
          BY (USED) IN FINANCING ACTIVITIES
25        CASH PROVIDED BY (USED IN) INTERNAL FINANCING TO CASH PROVIDED                (75.76) %                      7.19%
          BY FINANCING ACTIVITIES
26        ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH
          PROVIDED BY (USED IN)INVESTMENT ACTIVITIES                                     91.40%                       48.31%
-----------------------------------------------------------------------------------------------------------------------------------

(**) FOR THE YEAR ENDED SEPTEMBER 30, 2002 AND 2001



***

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           Quarter:  3 Year  2002
COPAMEX, S.A. DE C.V.

                                                          CONSOLIDATED RATIOS

         As Of And For The Nine Months Ended September 30, 2002 And 2000

                                                                                                              Final Printing
---------------------------------------------------------------------------------------------------------------------------------
  REF                                                                                   2001                      2002

   P
---------------------------------------------------------------------------------------------------------------------------------

1         BASIC PROFIT PER COMMON SHARE (**)                                        Ps.  (14.16)                Ps.  (5.54)
2         BASIC PROFIT PER PREFERRED SHARE (**)                                     Ps.   --                    Ps.  --
3         DILUTED PROFIT PER COMMON SHARE (**)                                      Ps.    0.00                 Ps.   0.00
4         OPERATING PROFIT PER COMMON SHARE (**)                                    Ps.  (14.16)                Ps.  (5.54)
5         EFFECT OF DISCONTINUED OPERATIONS ON OPERATING PROFIT PER COMMON                --                         --
          SHARE (**)
6         EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON OPERATING PROFIT PER                 --                         --
          COMMON SHARE (**)
7         EFFECT CHANGES IN ACCOUNTING POLICIES OF OPERATING PROFIT PER                   --                         --
          COMMON SHARE (**)
8         BOOK VALUE PER SHARE                                                      Ps.  123.07                 Ps. 140.06
9         ACCUMULATED DIVIDEND PER SHARE                                            Ps.    0.00                 Ps.   0.00
10        DIVIDEND PER SHARE IN SHARES                                                     0.0 shares                 0.0 shares
11        MARKET PRICE TO BOOK VALUE                                                      --                         --
12        MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)                              --                         --
13        MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)                           --                         --
---------------------------------------------------------------------------------------------------------------------------------

(**) BASED ON THE PREVIOUS TWELVE MONTH PERIOD


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                     QUARTER:  3        YEAR:  2002
COPAMEX, S.A. DE C.V.

                     REPORT OF THE CHIEF EXECUTIVE OFFER (1)

          (Management's Discussion and Analysis of Financial Condition
                           and Results of Operations)

                                    EXHIBIT 1

--------------------------------------------------------------------------------

COPAMEX S.A. DE C.V. ANNOUNCES ITS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2002. FIGURES ARE EXPRESSED IN CONSTANT PESOS AS OF SEPTEMBER 30, 2002.

NET SALES

NET SALES FOR THE FIRST NINE MONTHS OF 2002 DECREASED 1.7%, FROM PS.5,846 MILLION FOR THE SAME PERIOD IN THE PREVIOUS YEAR TO PS.5,747 MILLION. THIS WAS PRINCIPALLY DUE TO A 9.2% AND 0.1% REDUCTION IN THE SALES OF PRINTING AND WRITING PRODUCTS AND PACKAGING PRODUCTS, RESPECTIVELY. THE DECREASE IN SALES OF PRINTING AND WRITING PRODUCTS RESULTED FROM THE FACT THAT THE INCREASE IN THE MARKET PRICE OF THESE PRODUCTS DID NOT KEEP PACE WITH THE RATE OF INFLATION. THESE DECREASES WERE PARTIALLY MITIGATED BY A GROWTH 1.6% IN SALES OF CONSUMER PRODUCTS. THE VOLUME OF SALES FOR EACH PRODUCT CATEGORY INCREASED DURING THIS PERIOD.

COST OF SALES

COST OF SALES FELL 0.3% TO PS.3,747 MILLION FOR THE FIRST NINE MONTHS OF 2002 FROM PS.3,736 MILLION FOR 2001. MOST OF THIS DECREASE WAS DUE TO THE STRENGTH OF THE PESO RELATIVE TO THE DOLLAR DURING THE FIRST QUARTER OF 2002, THE EFFECT OF WHICH WAS PARTIALLY REDUCED BY AN INCREASE IN RAW MATERIAL COSTS DURING THE SECOND AND THIRD QUARTERS (RESULTING FROM INCREASED DEMAND IN THE INTERNATIONAL MARKET AND THE WEAKENING OF THE PESO DURING SUCH QUARTERS) TOGETHER WITH THE COSTS ASSOCIATED WITH A NEW TISSUE CONVERTING MACHINE. COST OF SALES AS A PERCENTAGE OF NET SALES INCREASED SLIGHTLY DURING THE FIRST NINE MONTHS OF 2002 TO 65.2% FROM 63.95% FOR THE SAME PERIOD IN 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES INCREASED 2.8%, REACHING PS.1,389 MILLION FOR THE PERIOD AS COMPARED TO PS.1,351 MILLION FOR THE SAME PERIOD IN 2001. THIS INCREASE IS DUE TO (1) AN INCREASE IN ADVERTISING EXPENSES RELATED TO THE INTRODUCTION OF OUR "DRYKIDS" BRAND OF BABY DIAPERS IN FEBRUARY 2002 AND OUR "REGIO" BATHROOM TISSUE BRAND, (2) THE INCORPORATION OF A NEW CORRUGATED CONTAINER PLANT AND (3) THE BUILDING AND OPERATION OF A NEW DISTRIBUTION CENTER IN CENTRAL AMERICA. SUCH EXPENSES FELL 5.4% IN THE THIRD QUARTER AS COMPARED TO THE PREVIOUS QUARTER AS A RESULT OF OUR EFFORTS TO REDUCE OPERATING COSTS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                         QUARTER:  3    YEAR:  2002
COPAMEX, S.A. DE C.V.

                     REPORT OF THE CHIEF EXECUTIVE OFFER (1)

          (Management's Discussion and Analysis of Financial Condition
                           and Results of Operations)

                                    EXHIBIT 1

--------------------------------------------------------------------------------

OPERATING INCOME

AS A RESULT OF THE ABOVE, OPERATING INCOME FELL 19.5% TO PS.611 MILLION FOR THE NINE MONTHS ENDED 2002 AS COMPARED TO PS.759 MILLION FOR THE SAME PERIOD OF 2001. DURING THE 2002 PERIOD, OPERATING INCOME, AS A PERCENTAGE OF NET SALES, FELL TO 10.6%, AS OPPOSED TO 13.1% FOR THE FIRST NINE MONTHS OF 2001. THE DECREASE IN OUR OPERATING MARGIN RESULTED FROM REDUCED SALES REVENUE AND AN INCREASE IN OPERATING EXPENSES. EBITDA FELL 14.4% TO PS.890 MILLION FOR THE FIRST NINE MONTHS OF 2002 (15.5% OF NET SALES) AS COMPARED TO PS.1,039 MILLION (17.8% OF NET SALES) FOR THE SAME PERIOD OF 2001.

COMPREHENSIVE COST OF FINANCING

COMPREHENSIVE COST OF FINANCING WAS PS.824 MILLION FOR THE 2002 PERIOD AS COMPARED TO PS.199 MILLION FOR THE SAME PERIOD IN 2001, DUE THE REASONS DISCUSSED BELOW.

INTEREST EXPENSE, NET

INTEREST EXPENSE, NET OF INTEREST INCOME, DECREASED PS.72 MILLION, TO PS.362 MILLION FOR THE FIRST NINE MONTHS OF 2002 FROM PS.434 MILLION DURING THE 2001 PERIOD. THIS DECREASE WAS PRIMARILY A RESULT OF A PS.62 MILLION REDUCTION IN INDEBTEDNESS AND LOWER INTEREST RATES.

EXCHANGE GAIN (LOSS)

WE EXPERIENCED AN EXCHANGE LOSS OF PS.566 MILLION DURING THE FIRST NINE MONTHS OF 2002 AS OPPOSED TO AN EXCHANGE GAIN OF PS.67 MILLION FOR THE SAME PERIOD IN 2001. THE LOSS WAS A RESULT OF AN 11.6% DEPRECIATION OF THE PESO RELATIVE TO THE DOLLAR IN 2002 COMPARED TO A 1.0% APPRECIATION IN THE FIRST NINE MONTHS OF 2001. MONETARY POSITION

GAIN FROM CHANGES IN MONETARY POSITION REACHED PS.104 MILLION DURING THE FIRST NINE MONTHS OF 2002 AS COMPARED TO A GAIN OF PS.168 MILLION FOR THE 2001 PERIOD, REPRESENTING A REDUCTION OF 38.1%.

OTHER EXPENSES, NET

OTHER EXPENSES, NET, FOR THE FIRST NINE MONTHS OF 2002 WERE PS.146 MILLION AS COMPARED TO PS.53 MILLION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001.

EXTRAORDINARY LOSS

WE EXPERIENCED AN EXTRAORDINARY LOSS ON SEPTEMBER 30, 2001 OF PS.369 MILLION, NET OF TAXES, DUE TO THE CLOSING OF OUR PONDERCEL PULP MILL.

NET LOSS

WE EXPERIENCED A NET OF PS.374 MILLION FOR THE FIRST NINE MONTHS OF 2002 AS COMPARED TO A PS.30 MILLION NET LOSS FOR THE SAME PERIOD IN 2001. OUR RESULTS FOR 2002 CAN BE MOSTLY ATTRIBUTED TO THE FALL IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                     QUARTER:  3        YEAR:  2002
COPAMEX, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                    EXHIBIT 2

--------------------------------------------------------------------------------

PRINCIPAL ACCOUNTING POLICIES:

THE COMPANY'S PRINCIPAL ACCOUNTING POLICIES ARE IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO. THE POLICIES ARE AS FOLLOWS:

A) RECOGNITION OF THE EFFECTS OF INFLATION.

THE RECOGNITION OF CERTAIN EFFECTS OF INFLATION IS PROVIDED FOR BY BULLETIN B-10 PROMULGATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. AS A RESULT, THE FIGURES EXPRESSED IN THE FINANCIAL STATEMENTS AND THE NOTES THERETO ARE IN THOUSANDS OF PESOS WITH PURCHASING POWER AS OF THE LAST DAY OF THE PERIOD COVERED BY THE FINANCIAL STATEMENTS.

B) DEFICIT FROM RESTATEMENT OF CAPITAL STOCK.

THIS REPRESENTS THE DIFFERENCE ATTRIBUTABLE TO INFLATION BETWEEN THE VALUE OF CAPITAL STOCK ON THE DATE THAT SUCH INVESTMENTS WERE MADE AND THE DATE OF THE FINANCIAL STATEMENTS. THE AMOUNT OF THE ORIGINAL INVESTMENT IS RESTATED BASED ON THE MEXICAN NATIONAL CONSUMER PRICE INDEX (NCPI).

C) DEFICIT FROM RESTATEMENT OF SHAREHOLDER'S EQUITY

THIS IS THE RESULT ATTRIBUTABLE TO INFLATION FROM HOLDING NON-MONETARY ASSETS. THIS FIGURE REPRESENTS THE NET DIFFERENCE BETWEEN RESTATEMENT BY THE SPECIFIC-COST METHOD, AS COMPARED TO RESTATEMENT BASED ON THE NCPI.

D) COMPREHENSIVE FINANCING COST

THIS CONSISTS OF INTEREST INCOME (EXPENSE), EXCHANGE GAIN (LOSS) AND MONETARY GAIN (LOSS).

E) MONETARY GAIN (LOSS)

THE IS THE RESULT OF HOLDING MONETARY ASSETS AND LIABILITIES, WITH CONSTANT FACE VALUES DURING INFLATIONARY PERIODS, THE RESULT OF WHICH, IS, IN REAL TERMS, TO DIMINISH THE VALUE OF SUCH ASSETS AND REDUCE THE AMOUNT OF SUCH LIABILITIES.

MONETARY GAIN (LOSS) IS CALCULATED FROM THE NET MONTHLY MONETARY POSITION AND RESTATED BASED ON THE NCPI.

F) INVENTORIES AND COSTS OF SALES

INVENTORIES ARE VALUED AT THEIR REPLACEMENT COST, WHICH MAY NOT EXCEED THEIR REALIZATION VALUE USING THE DIRECT COST METHOD OF ACCOUNTING. COST OF SALES ARE DETERMINED USING THE LAST-IN FIRST-OUT METHOD.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                        QUARTER:  3     YEAR:  2002
COPAMEX, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                    EXHIBIT 2

--------------------------------------------------------------------------------

G) PROPERTY, PLANT AND EQUIPMENT

ACCORDING TO THE FIFTH AMENDMENT TO BULLETIN B-10 (REVISED), PROPERTY, PLANT AND EQUIPMENT ARE INITIALLY VALUED AT THEIR ACQUISITION COST (OR THEIR APPRAISED COST ON DECEMBER 31, 1996, WHICHEVER IS LATER) AND RESTATED BASED ON THE NCPI.

DEPRECIATION IS CALCULATED USING THE STRAIGHT-LINE METHOD, WHERE A DEPRECIATION FACTOR IS CALCULATED BASED ON THE ESTIMATED USEFUL LIFE OF THE ASSET AND THEN APPLIED AGAINST THE RESTATED VALUE OF THE ASSET.

H) INVESTMENTS IN ASSOCIATED COMPANIES

INVESTMENTS IN ASSOCIATED COMPANIES ARE THOSE IN NON-CONSOLIDATED SUBSIDIARIES IN WHICH WE OWN MORE THAN 10% OF ITS VOTING SHARES. THESE INVESTMENTS ARE VALUED USING THE EQUITY METHOD, WHEREBY WE RECOGNIZE OUR EQUITY INTEREST IN THE RESULTS OF OPERATIONS OF THE ASSOCIATED COMPANIES IN THE YEAR CORRESPONDING TO THE FINANCIAL STATEMENTS.

I) RECOGNITION OF INCOME

INCOME IS RECOGNIZED WHEN MERCHANDISE IS DELIVERED TO THE CLIENT AND THE CORRESPONDING INVOICE IS ISSUED.

J) DEFERRED TAXES

ACCORDING TO BULLETIN D-4 "ACCOUNTING TREATMENT FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING," WE RECOGNIZE DEFERRED TAXES FOR ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, APPLYING THE INCOME TAX RATE IN EFFECT ON THE DATE OF THE FINANCIAL STATEMENTS.

IN ACCORDANCE WITH BULLETIN D-4, THE CUMULATIVE EFFECT OF DEFERRED TAXES AT THE BEGINNING OF 2000 WAS APPLIED TO SHAREHOLDERS' EQUITY.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                           QUARTER: 3   YEAR:  2002
COPAMEX, S.A. DE C.V.

                         INVESTMENTS IN RELATED PARTIES

                                    EXHIBIT 3

                                                                                                                CONSOLIDATED
                                                                                                               Final Printing

---------------------------------------------------------------------------------------------------------------------------------
COMPANY NAME (1)                  MAIN ACTIVITY(IES)         NUMBER OF          OWNERSHIP             (Thousands of Pesos)
                                                              SHARES            INTEREST
                                                                                  (%)         ----------------- -----------------
                                                                                  (2)           ACQUISITION     PRESENT VALUE(3)
                                                                                                    COST
---------------------------------------------------------------------------------------------------------------------------------

ASSOCIATED COMPANIES
1   COPAMEX HIGIENE INFANTIL   PRODUCTION OF BABY         2,072,150               45.00              85,697           59,429
                               DIAPERS
---------------------------------------------------------------------------------------------------------------------------------
                                                                   0               0.00                   0                0
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN ASSOCIATED COMPANIES                                                             85,697           59,429
---------------------------------------------------------------------------------------------------------------------------------
OTHER INVESTMENTS                                                                                                          0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                 59,429
---------------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: COPAMEX                                                            QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                                     PROPERTY, PLANT AND EQUIPMENT
                                                         (Thousands of Pesos)

                                                               EXHIBIT 4

                                                                                                        CONSOLIDATED
                                                                                                      Final Printing

---------------------------------------------------------------------------------------------------------------------------------

                           ACQUISITION      ACCUMULATED     CARRYING       REVALUATION       DEPRECIATION       CARRYING VALUE
                               COST         DEPRECIATION      VALUE                               OF           (-) REVALUATION
                                                                                              REVALUATION      (-) DEPRECIATION
---------------------------------------------------------------------------------------------------------------------------------

DEPRECIABLE ASSETS
-------------------------

PROPERTY                        511,495      201,433         310,062      1,236,860              493,164          1,053,758
-------------------------

MACHINERY                     2,985,960    1,452,407        1,533,553    10,253,508            5,149,445          6,637,616
-------------------------

TRANSPORTATION EQUIPMENT         71,733       45,801          25,932         98,040               63,250             60,722
-------------------------

OFFICE EQUIPMENT                 75,059       67,071           7,988         73,165               67,072             14,081
-------------------------

COMPUTER EQUIPMENT               72,087       11,926          60,161         54,228                8,998            105,391
-------------------------

OTHER                                 0            0               0              0                    0                  0
---------------------------------------------------------------------------------------------------------------------------------

TOTAL DEPRECIABLE ASSETS      3,716,334        1,778        1,937,696    11,715,801            5,781,929          7,871,568
---------------------------------------------------------------------------------------------------------------------------------

NON- DEPRECIABLE ASSETS
-------------------------

REAL ESTATE                     101,392            0         101,392        421,512                    0                  0
-------------------------

CONSTRUCTION IN PROGRESS        400,556            0         400,556             48                    0            400,604
-------------------------

OTHER                                 0            0               0              0                    0                  0
---------------------------------------------------------------------------------------------------------------------------------

TOTAL NON- DEPRECIABLE ASSETS   501,948            0         501,948        421,560                    0            923,508
---------------------------------------------------------------------------------------------------------------------------------

TOTAL                         4,218,282       1,778,638         2,439,644  12,137,361          5,781,929          8,795,076
---------------------------------------------------------------------------------------------------------------------------------






                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: COPAMEX                                                            QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                                     PROPERTY, PLANT AND EQUIPMENT
                                                         (Thousands of Pesos)

                                                               EXHIBIT 4

                                                                                                                 CONSOLIDATED
                                                                                                               Final Printing

NOTES



STOCK EXCHANGE CODE:       COPAMEX               MEXICAN STOCK EXCHANGE
COPAMEX, S.A. DE C.V.                                  EXHIBIT 05                          QUARTER:   3    YEAR:  2002
                                                BREAKDOWN OF INDEBTEDNESS

                                                  (THOUSANDS OF PESOS)

-----------------------------------------------------------------------------------------------------------------------------
       Institution
          Type/          Amortization  Rate of    Denominated in      Amortization of Foreign Currency Indebtedness With
                             Date      Interest        Pesos                   National Entities (Thousands of $)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         Time Interval
-----------------------------------------------------------------------------------------------------------------------------
                                                Until 1   More     Current   Until 1   Until 2   Until    Until 4   Until 5
                                                  Year    Than 1     Year      Year     Years    3 Years   Years     Years
                                                          Year
-----------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
-----------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                   14/10/2004   3.90        0         0        0         0         0     70,586       0         0
BANCOMEXT                   14/10/2004   3.60        0         0        0         0         0    150,891       0         0
BANCOMEXT                   14/10/2004   3.80        0         0        0         0         0     23,017       0         0
-----------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------
BANAMEX                     04/10/2002   5.84        0         0   296,667        0         0         0        0         0
BANAMEX                     12/11/2002   5.75        0         0    3,018         0         0         0        0         0
BANCOMER                    04/12/2002   4.94        0         0   145,776        0         0         0        0         0
CITIBANK                    22/03/2004   5.82        0         0        0         0         0         0        0         0
CITIBANK                    02/04/2006   5.86        0         0        0         0         0         0        0         0
RABO BANK                   26/12/2002   4.10        0         0        0         0         0         0        0         0
EURO.COMM.P.                13/11/2002   8.48        0         0        0         0         0         0        0         0
EURO.COMM.P.                17/01/2003   8.26        0         0        0         0         0         0        0
EURO.COMM.P.                19/02/2003   8.47        0         0        0         0         0         0        0         0
EURO.COMM.P.                22/05/2003   7.41        0         0        0         0         0         0        0         0
BANORTE                     11/08/2006   6.21        0         0        0         0         0         0   61,379         0
-----------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------------------------------------------------
BANAMEX                     15/04/2003   4.15        0         0    5,939     5,939         0         0        0         0
IBC                         20/03/2006   5.75        0         0        0         0         0         0        0         0
BANCO DEL CAFE              20/04/2005  15.15        0         0        0         0         0         0        0         0
WELLS FARGO                 02/07/2007   5.79        0         0        0         0         0         0        0         0
-----------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
-----------------------------------------------------------------------------------------------------------------------------
EXPORT DEVELOPMENT CORP     15/01/2005   7.36        0         0        0         0         0         0        0         0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                0         0   451,400    5,939         0    244,494  61,379         0
-----------------------------------------------------------------------------------------------------------------------------



                                                                       Final Printing
                                                                         CONSOLIDATED
-------------------------------------------------------------------------------------
       Institution          Amortization Foreign Currency Indebtedness With Foreign
          Type/                            Entities (Thousands of $)
-------------------------------------------------------------------------------------
                                                 Time Interval
-------------------------------------------------------------------------------------
                            Current   Until    Until 2   Until 3   Until    Until 5
                              Year    1 Year    Years     Years    4 Years   Years
-------------------------------------------------------------------------------------
BANKS
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
FOREIGN TRADE
-------------------------------------------------------------------------------------
BANCOMEXT                         0         0        0         0         0        0
BANCOMEXT                         0         0        0         0         0        0
BANCOMEXT                         0         0        0         0         0        0
-------------------------------------------------------------------------------------
UNSECURED DEBT
-------------------------------------------------------------------------------------
BANAMEX                           0         0        0         0         0        0
BANAMEX                           0         0        0         0         0        0
BANCOMER                          0         0        0         0         0        0
CITIBANK                    102,299   306,897  204,598         0         0        0
CITIBANK                          0         0  267,837   267,837   200,879        0
RABO BANK                    71,609         0        0         0         0        0
EURO.COMM.P.                 20,460         0        0         0         0        0
EURO.COMM.P.                      0   102,299        0         0         0        0
EURO.COMM.P.                      0     5,115        0         0         0        0
EURO.COMM.P.                      0    76,724        0         0         0        0
BANORTE                           0         0        0         0         0        0
-------------------------------------------------------------------------------------
WITH WARRANTY
-------------------------------------------------------------------------------------
BANAMEX                           0         0        0         0         0        0
IBC                             399     1,197    1,596     1,596     2,032        0
BANCO DEL CAFE                  384       384      766       766         0        0
WELLS FARGO                   2,353     7,059    9,412     9,412     9,412    9,412
-------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
-------------------------------------------------------------------------------------
EXPORT DEVELOPMENT CORP           0     3,865    3,865     1,935         0        0
-------------------------------------------------------------------------------------
TOTAL                       197,504   503,540  488,074   281,546   212,323    9,412
-------------------------------------------------------------------------------------



                                                        MEXICAN STOCK EXCHANGE
                                                              SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                              TRADE BALANCE AND FOREIGN EXCHANGE POSITION


                                                           EXHIBIT 6                                            CONSOLIDATED
                                                                                                              Final Printing

-----------------------------------------------------------------------------------------------------------------------------
                                                   DOLLARS(1) OTHER CURRENCIES
TOTAL
            TRADE BALANCE
-----------------------------------------------------------------------------------------------------------------------------
                                           THOUSANDS          THOUSANDS        THOUSANDS        THOUSANDS       THOUSANDS
                                           OF DOLLARS         OF PESOS         OF DOLLARS        OF PESOS        OF PESOS
-----------------------------------------------------------------------------------------------------------------------------

1.  INCOME
--------------------------------------

EXPORTS                                     26,494             252,681                0                 0         252,681

OTHER                                            0                   0                0                 0               0

TOTAL                                       26,494             252,681                                            252,681
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

2.  EXPENDITURE
--------------------------------------

IMPORTS (RAW MATERIALS)                    128,557           1,227,600                0                 0       1,227,600

INVESTMENTS                                 14,203             132,578                0                 0         132,578

OTHER                                        6,863              66,173                0                 0          66,173

TOTAL                                      149,623           1,426,351                0                 0       1,426,351
-----------------------------------------------------------------------------------------------------------------------------

NET BALANCE                               (123,129)         (1,173,670)                                        (1,173,670)
-----------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE POSITION
--------------------------------------

TOTAL ASSETS                                 7,344              75,129                0                 0          75,129

LIABILITY POSITION                         486,978           4,981,731                                          4,981,731

SHORT-TERM LIABILITY POSITION              181,900           1,860,819                0                 0       1,860,819

LONG-TERM LIABILITY POSITION               305,078           3,120,912                0                 0       3,120,912
-----------------------------------------------------------------------------------------------------------------------------

NET BALANCE                               (479,634)         (4,906,602)                                        (4,906,602)
-----------------------------------------------------------------------------------------------------------------------------

NOTES




                                                        MEXICAN STOCK EXCHANGE
                                                              SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                           QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                              ASSETS AND LIABILITIES BY MONETARY POSITION
                                                         (Thousands of Pesos)

                                                           EXHIBIT 7                                            CONSOLIDATED
                                                                                                              Final Printing

-----------------------------------------------------------------------------------------------------------------------------

                                                   MONETARY         ASSET (LIABILITIES)         MONTHLY      MONTHLY PROFIT
          MONTH              MONETARY ASSETS     LIABILITIES         MONETARY POSITION         INFLATION         (LOSS)
-----------------------------------------------------------------------------------------------------------------------------

JANUARY                         3,705,914          6,467,959              2,762,045                  0.09        26,144

FEBRUARY                        3,758,722          6,376,253              2,617,531                  0.00        (1,617)

MARCH                           3,884,874          6,492,623              2,607,749                  0.03         8,013

APRIL                           3,660,606          6,283,611              2,623,005                  0.04        10,956

MAY                             3,809,661          6,724,064              2,914,403                  0.02         7,407

JUNE                            3,728,727          6,895,998              3,167,271                  0.04        15,702

JULY                            3,559,716          6,844,224              3,284,508                  0.02         9,278

AUGUST                          3,699,539          6,852,452              3,152,913                  0.03        12,041

SEPTEMBER                       3,959,820          7,138,431              3,178,611                  0.05        15,893

ACTUALIZATION:                          0                  0                      0                  0.00             0

CAPITALIZATION:                         0                  0                      0                  0.00             0

FOREIGN CORP.:                          0                  0                      0                  0.00             0

OTHER                                   0                  0                      0                  0.00             0

-----------------------------------------------------------------------------------------------------------------------------

TOTAL                                                                                                           103,817
-----------------------------------------------------------------------------------------------------------------------------

NOTES


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                          QUARTER:  3    YEAR: 2002
COPAMEX, S.A. DE C.V.
         BONDS AND EXCHANGE CERTIFICATES LISTED ON THE STOCK MARKET (1)

                                    EXHIBIT 8                      CONSOLIDATED
                                                                 Final Printing
-------------------------------------------------------------------------------
                            KEY RESTRICTIVE COVENANTS
-------------------------------------------------------------------------------
     11.375% SENIOR NOTES DUE 2004
     IF THE RATIO OF EBITDA TO INTEREST EXPENSE, CAPITALIZED INTEREST AND CASH DIVIDENDS FALLS BELOW 2.5, CERTAIN FINANCIAL OR CORPORATE ACTIVITIES WILL BE RESTRICTED.
-------------------------------------------------------------------------------

                    COMPLIANCE WITH KEY RESTRICTIVE COVENANTS
-------------------------------------------------------------------------------
     IN COMPLIANCE
-------------------------------------------------------------------------------
                       BONDS AND/OR EXCHANGE CERTIFICATES
-------------------------------------------------------------------------------

                                                        MEXICAN STOCK EXCHANGE
                                                              SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                          QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                         PLANTS, COMMERCIAL CENTERS OR DISTRIBUTION CENTERS

                                                         EXHIBIT 9                                             CONSOLIDATED
                                                                                                             Final Printing

---------------------------------------------------------------------------------------------------------------------------

          PLANT
            OR                                          ECONOMIC                        PLANT CAPACITY        UTILIZATION
          CENTER                                        ACTIVITY                              (1)                 (%)
---------------------------------------------------------------------------------------------------------------------------
PAPELES HIGIENICOS DEL CENTRO                PRODUCTION OF TISSUE PAPER                       67,000              94
---------------------------------------------------------------------------------------------------------------------------
PAPELES HIGIENICOS DE MEXICO                 PRODUCTION OF TISSUE PAPER                       36,000              96
---------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PAPELERA MEXICANA                 PRODUCTION OF PAPER                              80,000              94
---------------------------------------------------------------------------------------------------------------------------
SANCELA                                      PRODUCTION OF FEMININE HYGIENE PRODUCTS       1,460,000              84
---------------------------------------------------------------------------------------------------------------------------
PAPELERA DE CHIHUAHUA                        PRODUCTION OF PAPER                             131,000              88
---------------------------------------------------------------------------------------------------------------------------
CIA PAPELERA MALDONADO                       PRODUCTION OF PAPER                             188,000              85
---------------------------------------------------------------------------------------------------------------------------
SACOS Y ENVASES INDUSTRIALES                 PRODUCTION OF PAPER BAGS                        522,000              90
---------------------------------------------------------------------------------------------------------------------------
PONDERCEL                                    PRODUCTION OF PAPER                             148,000              79
---------------------------------------------------------------------------------------------------------------------------
COPAMEX CORRUGADOS                           PRODUCTION OF CORRUGATED PAPER                   62,000              89
---------------------------------------------------------------------------------------------------------------------------

NOTES

INSTALLED CAPACITY EXPRESSED IN TONS, EXCEPT SANCELA AND SACOS Y ENVASES
INDUSTRIALES, WHICH ARE EXPRESSED IN THOUSANDS.




                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                          QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                                       PRINCIPAL RAW MATERIALS

                                                             EXHIBIT 10
                                                                                                                CONSOLIDATED
                                                                                                              Final Printing

----------------------------------------------------------------------------------------------------------------------------

                                                                                                      COST
                          MAIN                                        MAIN          DOM.           PRODUCTION
        DOMESTIC        SUPPLIERS               FOREIGN            SUPPLIERS       SUBST.             (%)
----------------------------------------------------------------------------------------------------------------------------

ELECTRICITY                                     VIRGIN PULP
WATER                                           DEINKED PULP
GAS                                             SECONDARY FIBER
DEINKED PULP                                    CHEMICALS
SECONDARY FIBER
CHEMICALS
----------------------------------------------------------------------------------------------------------------------------

NOTES


                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                       QUARTER:       3            YEAR: 2002
COPAMEX, S.A. DE C.V.
                                                        SALES DATA BY PRODUCT

                                                             EXHIBIT 11


                                                           DOMESTIC SALES                       CONSOLIDATED
                                                                                                Final Printing
-------------------------------------------------------------------------------------------------------------

                        TOTAL PRODUCTION         NET SALES           MARKET                MAIN
     MAIN                                                            SHARE
   PRODUCTS                                                           (%)

                       VOLUME     AMOUNT     VOLUME     AMOUNT                    TRADEMARKS      CUSTOMERS
-------------------------------------------------------------------------------------------------------------
CONSUMER PRODUCTS                                      2,602,119
PACKAGING PRODUCTS                                     1,526,138
PRINTING AND WRITING                                   1,366,362
PRODUCTS
-------------------------------------------------------------------------------------------------------------
TOTAL                                                  5,494,619
-------------------------------------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS

STOCK EXCHANGE CODE:  COPAMEX                                                       QUARTER:       3            YEAR: 2002
COPAMEX, S.A. DE C.V.
                                                        SALES DATA BY PRODUCT

                                                             EXHIBIT 11


                                                           FOREIGN SALES                        CONSOLIDATED
                                                                                                Final Printing
-------------------------------------------------------------------------------------------------------------

                        TOTAL PRODUCTION         NET SALES                                 MAIN
     MAIN                                                          DESTINATION
   PRODUCTS

                       VOLUME     AMOUNT     VOLUME     AMOUNT                    TRADEMARKS      CUSTOMERS
-------------------------------------------------------------------------------------------------------------
CONSUMER PRODUCTS                                        160,743
PACKAGING PRODUCTS                                        73,488
PRINTING AND WRITING                                      18,450
PRODUCTS
-------------------------------------------------------------------------------------------------------------
TOTAL                                                                                            252,681
-------------------------------------------------------------------------------------------------------------
NOTES




STOCK EXCHANGE CODE:  COPAMEX                                                          QUARTER:       3      YEAR: 2002
COPAMEX, S.A. DE C.V.
                                                             EXHIBIT 12
                                                 NET FISCAL EARNINGS ACCOUNT (NFEA)
                                                        (Thousands of Pesos)

-----------------------------------------------------------------------------------------------------------------------------
                                                  NFEA BALANCE FOR PREVIOUS PERIOD
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------ ----------------------------------------------------

NFEA BALANCE TO DECEMBER 31st OF:    2001                                                           1,604,219

Number of shares Outstanding at the Date of the NFEA:                                               28,472,926


      [ ]    ARE THE FIGURES AUDITED?                                       [ ]   ARE THE FIGURES CONSOLIDATED?
------------------------------------------------------------------------ ----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

                                                   DIVIDENDS COLLECTED THIS PERIOD
-----------------------------------------------------------------------------------------------------------------------------
      QUARTER             SERIES       NUMBER OF SHARES OUTSTANDING        DATE OF SETTLEMENT                 AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
       0                   0                         0.00                                                        0.00
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                           DETERMINATION OF THE NFEA FOR THE PRESENT YEAR
-----------------------------------------------------------------------------------------------------------------------------

                                  NFE FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2002
                EARNINGS                                                                                0
                -  DETERMINED INCOME TAX                                                                0
                +  DEDUCTED EMPLOYEE PROFIT SHARE                                                       0
                -  DETERMINED EMPLOYEE PROFIT SHARE                                                     0
                -  DETERMINED RFE                                                                       0
                -  NON DEDUCTIBLES                                                                      0
                NFE:                                                                                    0
------------------------------------------------------------------------ ----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

                            DETERMINATION OF THE NFEA AT THE END OF THE PERIOD (Present Year Information)
------------------------------------------------------------------------ ----------------------------------------------------

     NFE BALANCE TO 30 SEPTEMBER OF 2002                                                        1,669,159
     Number of shares Outstanding at the Date of the NFEA:                                     28,522,751

------------------------------------------------------------------------ ----------------------------------------------------




STOCK EXCHANGE CODE:  COPAMEX                                                          QUARTER:       1      YEAR: 2000
COPAMEX, S.A. DE C.V.
                                                              EXHIBIT 12
                                                   NET FISCAL EARNINGS ACCOUNT (NFEA)
                                                         (Thousands of Pesos)


-----------------------------------------------------------------------------------------------------------------------------

                                                     ADJUSTMENTS BY COMPLEMENTARY
-----------------------------------------------------------------------------------------------------------------------------

     NFE BALANCE TO 30 DECEMBER 31st OF:  2001                                                         0
     Number of shares outstanding at the date of the NFEA:                                    28,472,926
                         (Units)
-----------------------------------------------------------------------------------------------------------------------------


STOCK EXCHANGE CODE:  COPAMEX                        QUARTER:  4      YEAR: 2001
COPAMEX, S.A. DE C.V.

                                   EXHIBIT 12
                       NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

                                                             EXHIBIT 12-A
                                          THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
                                                         (Thousands of Pesos)
-----------------------------------------------------------------------------------------------------------------------------

                                                  NFEAR BALANCE FOR PREVIOUS PERIOD

     NFEAR BALANCE TO DECEMBER 31st OF:  2001                                                          0
     Number of Shares Outstanding at the Date of the NFEA:                                    28,472,926

     [ ]  ARE FIGURES AUDITED?                                      [ ]  ARE FIGURES CONSOLIDATED?
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

                                               DIVIDENDS PAID IN THE PERIOD FROM NFEAR
-----------------------------------------------------------------------------------------------------------------------------
         QUARTER                   SERIES              NUMBER OF SHARES        DATE OF SETTLEMENT            AMOUNT
                                   OUTSTANDING
-----------------------------------------------------------------------------------------------------------------------------
                  0                          0                       0.00                                             0.00
-----------------------------------------------------------------------------------------------------------------------------
                                               DETERMINATION OF THE NFEA FOR THE PRESENT YEAR
-----------------------------------------------------------------------------------------------------------------------------

        NFE FROM JANUARY 1, 2002 TO SEPTEMBER 30, 2002
                    FISCAL EARNINGS                                                                     0
                    -  DEDUCTED EMPLOYEE PROFIT SHARING                                                 0
                    -  AMOUNT OF EMPLOYEE PROFIT SHARING                                                0
                    -  NON-DEDUCTIBLES                                                                  0
          EARNINGS (LOSSES) FROM FOREIGN OPERATIONS:                                                    0
                    DETERMINED RFE FOR THE FISCAL YEAR                                                  0
                    -  INCOME TAX:                                                                      0
                    * NFEAR FACTOR:                                                                     0
                    NFEA                                                                                0
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                               NFEAR BALANCE AT THE END OF THE PERIOD
-----------------------------------------------------------------------------------------------------------------------------
        NFEAR FROM THE PERIOD TO SEPTEMBER 30 2002                                                      0
     Number of shares outstanding at the date of the NFEA:                                     28,472,926

                                                      ADJUSTMENTS BY COMPLEMENTARY
-----------------------------------------------------------------------------------------------------------------------------
        NFEAR TO DECEMBER 31,  2001                                                                     0
     Number of shares outstanding at the date of the NFEAR:                                    28,472,926
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                      CONSOLIDATED
                                                                                                                    Final Printing
                                                         PAID IN CAPITAL STOCK

                                                         SHARE CHARACTERISTICS

----------------------------------------------------------------------------------------------------------------------------
   SERIES    NOMINAL VALUE    VALID                           NUMBER OF SHARES                            CAPITAL STOCK
                              COUPON                                                                  (Thousands of Pesos)
                                       -------------------------------------------------------------------------------------
                                         PORTION       PORTION         MEXICAN        SUBSCRIPTION      FIXED      VARIABLE
----------------------------------------------------------------------------------------------------------------------------
I-A          100.00000          6          6,000                          6,000                           600
----------------------------------------------------------------------------------------------------------------------------
I-B          100.00000          6                       385,248         385,248                                      38,525
----------------------------------------------------------------------------------------------------------------------------
I-D          100.00000          6                       625,341         625,341                                      62,534
----------------------------------------------------------------------------------------------------------------------------
I-E          100.00000          6                      5209,376       5,209,376                                     520,938
----------------------------------------------------------------------------------------------------------------------------
I-F          100.00000          6                     3,354,051       3,354,051                                     335,405
----------------------------------------------------------------------------------------------------------------------------
I-G          100.00000          6                        65,457          65,457                                       6,546
----------------------------------------------------------------------------------------------------------------------------
I-H          100.00000          6                        49,825          49,825                                       4,982
----------------------------------------------------------------------------------------------------------------------------
II-C         100.00000          6                       133,152         133,152                                      13,315
----------------------------------------------------------------------------------------------------------------------------
II-E         100.00000          6                    14,113,234      14,113,234                                   1,411,323
----------------------------------------------------------------------------------------------------------------------------
II-F         100.00000          6                     4,581,067       4,581,067                                     458,107
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                      6,000     28,516,751      28,522,751                  0        600     2,851,675
----------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF
THIS REPORT:
         28,522,751
SHARES REPRESENTED BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS"s:
                                                          SHARE REPURCHASES

----------------------------------------------------------------------------------------------------------------------------

                                                                                 MARKET VALUE OF THE SHARE

            SERIES                     NUMBER OF SHARES                 AT REPURCHASE                   AT QUARTER
----------------------------------------------------------------------------------------------------------------------------


DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK, MARKET CORRESPONDING TO THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2002 AND 2001 WAS OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS A RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS TO WERE CONSISTENTLY APPLIED FOR THE SAME PERIOD OF THE PREVIOUS YEAR.


      C.P. RODOLFO GUTIERREZ PENA       LIC. FRANCISCO JAVIER ELOSUA GARZA
       CONTRALOR CORPORATIVO             GERENTE DE RELACIONES CON
                                           INVERSIONISTAS

                  SAN PEDRO GARZA GARCIA, NL, OCTOBER 30, 2002

GENERAL INFORMATION ABOUT THE ISSUER
================================================================================

NAME:                                  COPAMEX, S.A. DE C.V.
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-60-00
FAX:                                   01 (81) 8152-61-79
E-MAIL:                                rogutierrez@copamex.com
INTERNET ADDRESS:                      www.copamex.com
FISCAL INFORMATION ABOUT THE ISSUER
RFC NUMBER:                            COP831123MFA
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
================================================================================


ACCOUNTS PAYABLE DEPARTMENT
NAME:                                  C.P. JESUS GONZALEZ JUAREZ
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-61-30
FAX:                                   01 (81) 8152-61-39
STAFF INFORMATION
================================================================================

POSITION:                              CHAIRMAN OF THE BOARD OF DIRECTORS
                                       EXECUTIVE PRESIDENT
NAME:                                  LIC. JUAN BOSCO MALDONADO QUIROGA
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-60-00
FAX:                                   01 (81) 8152-60-09
E-MAIL:                                jumaldonado@copamex.com
--------------------------------------------------------------------------------

POSITION:                              CHIEF EXECUTIVE OFFICER

NAME:                                  ING. ALEJANDRO MARTIN FERRIGNO MALDONADO
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL

                                       01 (81) 8152-60-00
FAX:                                   01 (81) 8152-60-09
E-MAIL:                                alferrigno@copamex.com
--------------------------------------------------------------------------------
POSITION:                              CHIEF CORPORATE OFFICER
                                       C.P. SERGIO FRANCISCO DE LA GARZA Y DE
SILVA
NAME:                                  MONTES APALACHES NO. 101
ADDRESS:                               RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-60-10
FAX:                                   01 (81) 8152-61-29
E-MAIL:                                sedelagarza@copamex.com
--------------------------------------------------------------------------------
POSITION:                              CORPORATE COMPTROLLER

NAME:                                  C.P. RODOLFO GUTIERREZ PENA
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-61-70
FAX:                                   01 (81) 8152-61-79
E-MAIL:                                rogutierrez@copamex.com
--------------------------------------------------------------------------------

POSITION:                              FINANCIAL INFORMATION MANAGER

NAME:                                  C.P. ALEJANDRO ESTRADA CUELLAR
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-61-72
FAX:                                   01 (81)8152-61-79
E-MAIL:                                alestrada@copamex.com
--------------------------------------------------------------------------------
POSITION:                              GENERAL COUNSEL

NAME:                                  LIC. CARLOS LUIS DIAZ SAENZ
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-61-50
FAX:                                   01 (81) 8152-61-59
E-MAIL:                                cldiaz@copamex.com
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
POSITION:                              INVESTOR RELATIONS MANAGER

NAME:                                  LIC. FRANCISCO JAVIER ELOSUA GARZA
ADDRESS:                               MONTES APALACHES NO. 101
                                       RESIDENCIAL SAN AGUSTIN
                                       66260
                                       SAN PEDRO GARZA GARCIA, NL
TELEPHONE:                             01 (81) 8152-61-25
FAX:                                   01 (81)8152-61-29
E-MAIL:                                frelosua@copamex.com
--------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Copamex, S.A. de C.V.
                                                            (Registrant)


Date: September 30, 2002

                                                  By: /s/ Carlos Luis Diaz Saenz
                                                     ---------------------------
                                                        Carlos Luis Diaz Saenz
                                                        General Counsel